Ryerson Holding Corporation
227 W. Monroe St., 27th Floor
Chicago, Illinois 60606

November 30, 2021
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:  Robert Shapiro & Doug Jones

Re:	Ryerson Holding Corporation Form 10-K for the Year Ended December 31, 2020, filed February 24, 2021, and Form 8-K, filed November 3, 2021 (File No. 001-34735)

Dear Messrs. Shapiro and Jones,

On behalf of Ryerson Holding Corporation (“we,” “our,” or the “Company”), we submit this letter in response to the comments contained in the letter dated November 17, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Form 10-K as filed by the Company on February 24, 2021 (the “Form 10-K”) and the above referenced Form 8-K as filed by the Company on November 3, 2021 (the “Form 8-K”). We are concurrently submitting this letter via EDGAR.
The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment.  Unless otherwise indicated, defined terms used herein have the meanings set forth in the Form 10-K and the Form 8-K.
Form 10-K for the Year Ended December 31, 2020
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating activities, page 42
Comment No. 1:
Net cash of operating activities materially varied between the annual periods presented as well as between the interim periods in the Form 10-Q for the period ended September 30, 2021. Your disclosure appears to emphasize how net cash of operating activities was derived for each period, and refers to noncash items that do not impact cash. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of material changes that affected operating cash between comparable periods. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance.

Response:
The Company respectfully acknowledges the Staff’s comment and the Company confirms in its future periodic filings it will include an analysis of material changes that affected operating cash between comparable periods without reference to noncash items that do not impact cash, consistent with Item 303 of Regulation S-K and the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350.

Form 8-K Furnished November 3, 2021
Exhibit 99.1
Q3 2021 Highlights
Comment No. 2:
In the third bullet you state “Achieved record Adjusted EBITDA, excluding LIFO ….” Please state in the bullets with equal or greater prominence the comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:
The Company respectfully acknowledges the Staff’s comment and the Company confirms in its future filings and furnishings it will include the most comparable GAAP measure to Adjusted EBITDA, excluding LIFO as net income (loss) attributable to the Company and give this GAAP measure equal or greater prominence to the non-GAAP measure in a manner consistent with Item 10(e)(1)(i)(A) of Regulation S-K.

Exhibit 99.2
Comment No. 3:
Please present with equal or greater prominence the comparable GAAP measure to the non-GAAP measures wherever presented herein. For example (but not necessarily exclusive), “Adj. EBITDA, excl. LIFO” under “Fourth Quarter Guidance,” “Q3 2021 Selected Financial and Operating Metrics Update,” “Q3 2021 vs. Q2 2021 Financial Performance” and “Quarterly Financial Highlights,” as well as several measures under “Q3 2021 Key Financial Metrics.”

Response:
The Company respectfully acknowledges the Staff’s comment and the Company confirms in its future filings and furnishings it will ensure all GAAP measures, including those noted by the Staff, are presented with equal or greater prominence to non-GAAP measures in a manner consistent with Item 10(e)(1)(i)(A) of Regulation S-K.

Comment No. 4:
It appears your presentation of “Operating Cash Flow per Share” measures is prohibited pursuant to Question 102.05 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and the guidance cited therein. Please revise as appropriate.

Response:	The Company respectfully acknowledges the Staff’s comment and the Company confirms in its future filings and furnishings it will not include disclosure of Operating Cash Flow per Share.
Financial Highlights
Comment No. 5:	Please present with equal or greater prominence the comparable GAAP measure as a percentage of revenue to “Adj. EBITA, excl. LIFO” as a percentage of revenue presented in the table.
Response:
The Company respectfully acknowledges the Staff’s comment and the Company confirms in its future filings and furnishings it will include the most comparable GAAP measure to Adjusted EBITDA, excluding LIFO as net income (loss) attributable to the Company and give this GAAP measure equal or greater prominence to the non-GAAP measure in a manner consistent with Item 10(e)(1)(i)(A) of Regulation S-K.

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Please do not hesitate to contact me at (312) 292-5022 if you have questions regarding our responses or related matters.
Respectfully submitted,
/s/ James Claussen
James Claussen
Executive Vice President and Chief Financial Officer

cc:	Molly Kannan, Controller and CAO